EXHIBIT 11

                 Statement Re: Computation Of Per Share Earnings


         Per share earnings have been computed by dividing net income by the weighted average of shares outstanding. Shares issued or retired during a period are weighted by the fraction of the period in which they were outstanding. The weighted number of these shares is added to or deducted from the number of shares outstanding at the beginning of the period to obtain the weighted average number of shares outstanding during the period.